SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
              13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE
                                    13d-2(a)
                                (Amendment No. )

                                Ohio Legacy Corp.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    677399107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                20th Floor, Cleveland, OH 44114, (216) 696-8700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

------------------------------

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP No. 677399107                                           Page 2 of 8 Pages

--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          James R. Smail
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
          (see instructions)                                          (b)  |_|

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS (see instructions)

          OO, PF
--------- --------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            |_|

--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------------------ ---------- ------------------------------
             NUMBER OF                   7      SOLE VOTING POWER

              SHARES                            119,978*

           BENEFICIALLY              ---------- ------------------------------
                                         8      SHARED VOTING POWER
             OWNED BY

               EACH                  ---------- ------------------------------
                                         9      SOLE DISPOSITIVE POWER
             REPORTING
                                                119,978*
              PERSON                 ---------- ------------------------------
                                        10      SHARED DISPOSITIVE POWER
               WITH
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          119,978*
--------- --------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (see instructions)                                        |_|

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.4%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see instructions)

          IN
--------- --------------------------------------------------------------------

*65,000 Shares held by J.R. Smail, Inc.

CUSIP No. 677399107                                           Page 3 of 8 Pages

--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          J.R. Smail, Inc.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
          (see instructions)                                          (b)  |_|

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS (see instructions)

          OO, WC
--------- --------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            |_|

--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
--------- --------------------------------------------------------------------
             NUMBER OF                   7      SOLE VOTING POWER

              SHARES                            65,000

           BENEFICIALLY              ---------- ------------------------------
                                         8      SHARED VOTING POWER
             OWNED BY

               EACH                  ---------- ------------------------------
                                         9      SOLE DISPOSITIVE POWER
             REPORTING
                                                65,000
              PERSON                 ---------- ------------------------------
                                        10      SHARED DISPOSITIVE POWER
               WITH
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,000
--------- --------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (see instructions)                                        |_|

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.9%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON  (see instructions)

          CO
--------- --------------------------------------------------------------------

CUSIP No. 677399107                                           Page 4 of 8 Pages


Item 1.       Security and Issuer.

       This Schedule 13D relates to shares of common stock, without par value (the "Shares"), of Ohio Legacy Corp., an Ohio corporation (the "Company"), which has its principal executive offices at 2375 Benden Drive, Suite C, Wooster, Ohio, 44691.

Item 2.       Identity and Background.

       (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by James R. Smail and J.R. Smail, Inc. ("J.R. Smail"), an Ohio corporation, for the purpose of reporting acquisitions of Shares of the Company. Mr. Smail is chairman and sole owner of J.R. Smail.

       In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of J.R. Smail is set forth on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A hereto is the name, address, citizenship and principal business of each corporation in which the occupations of such directors and executive officers are conducted.

       (b) The business address of Mr. Smail and J.R. Smail is 2285 Eagle Pass, Wooster, Ohio 44691.

       (c) J.R. Smail is an oil and gas production company. Mr. Smail's principal occupation is chairman of the board and owner of J.R. Smail. Mr. Smail is also chairman of the board and owner of Monitor Bancorp, Inc. and Monitor Bank, Inc., located at 1320 State Route 226, Big Prairie, Ohio 44611. Monitor Bancorp, Inc. is the holding company for Monitor Bank, Inc., an Ohio state-chartered commercial bank.

       (d) Negative with respect to Mr. Smail, J.R. Smail and each executive officer and director of J.R. Smail identified on Schedule A.

       (e) Negative with respect to Mr. Smail, J.R. Smail and each executive officer and director of J.R. Smail identified on Schedule A.

       (f) Mr. Smail is a citizen of the United States of America. J.R. Smail is a corporation organized under the laws of the State of Ohio.

Item 3.       Source and Amount of Funds or Other Consideration.

       The Shares reported in Item 5(c) as having been acquired by Mr. Smail were acquired for the aggregate purchase price of approximately $204,175 (excluding commissions) with a combination of Mr. Smail's personal funds and margin debt from The O.N. Equity Sales Company ("O.N. Equity Sales"). The
Shares reported in Item 5(c) as having been acquired by J.R. Smail were acquired for the aggregate purchase price of approximately $406,250 with a combination of J.R. Smail's working capital and margin debt from O.N. Equity Sales. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers ("call money rate") and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, O.N. Equity Sales has a lien on certain of the Shares reported herein as having been acquired by Mr. Smail and J.R. Smail.

CUSIP No. 677399107                                           Page 5 of 8 Pages


Item 4.       Purpose of Transaction.

         Mr. Smail and J.R. Smail purchased the Shares for investment. Mr. Smail is disappointed in the Company's on-going underperformance in comparison to its peers and believes that the long standing lack of performance has harmed shareholder value. Mr. Smail acknowledges that current market conditions are difficult for banks. However, he believes that immediate steps can and should be taken by management and the board of directors of the Company to improve the Company's performance generally and improve the Company's return on assets, return on equity, profitability and returns for its shareholders. Mr. Smail, who has experience operating a bank as the chairman of the board of Monitor Bank, Inc., an Ohio state-chartered bank, intends to seek at least one seat on the board of directors of the Company. As a director, Mr. Smail would seek to work with Company management to improve the Company's performance and bring it to the level it should have reached long ago.

         Other than as disclosed in this Item 4, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of Mr. Smail, J.R. Smail or the executive officers and directors of J.R. Smail identified on Schedule A currently have plans or proposals that relate to or would result in any of the following:

       (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

       (ii) the sale or transfer of a material amount of assets of the Company;

       (iii) a change in the present board of directors or management of the Company;

       (iv) a material change in the present capitalization or dividend policy of the Company;

       (v) a material change in the business or corporate structure of the Company;

       (vi) a change to the articles of incorporation, or code of regulations of the Company, or an impediment to the acquisition of control of the Company, by any person;

       (vii) the delisting from the Nasdaq Capital Market of the Company's
Shares;

       (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (ix) any action similar to any of those enumerated in (i) through (viii) above.

       Mr. Smail, J.R. Smail and each executive officer and director of J.R. Smail identified on Schedule A reserve the right to modify his or its plans and proposals described in this Item 4 and to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, Mr. Smail, J.R. Smail or any executive officer and director of J.R. Smail identified on Schedule A may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through
(ix) above or in Item 4 of Schedule 13D.

CUSIP No. 677399107                                           Page 6 of 8 Pages

Item 5.       Interest in Securities of the Issuer.

       (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 2,214,564 Shares outstanding.

       Mr. Smail beneficially owns 119,978 Shares, including 65,000 Shares held by J. R. Smail, or 5.4% of the outstanding Shares. J.R. Smail beneficially owns 65,000 Shares, or 2.9% of the outstanding Shares. As chairman and sole owner of J.R. Smail, Mr. Smail may be deemed to beneficially own all Shares held by the J.R. Smail.

       (b) Mr. Smail has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually. As chairman and sole owner of J.R. Smail, Mr. Smail has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares held by J.R. Smail.

       (c) During the past 60 days, Mr. Smail purchased 34,976 Shares in open market transactions as set forth below: Approximate Per Share Price

          Date            Number of Shares            (Excluding Commissions)
          ----            ----------------            -----------------------
       11/14/2007                637                           $7.00
       11/21/2007                900                           $7.00
       11/26/2007              3,461                           $7.00
       11/27/2007              1,500                           $6.50
       11/28/2007              3,339                           $6.50
       11/29/2007                161                           $6.50
       12/04/2007              4,000                           $6.15
       12/04/2007              1,000                           $6.14
       12/13/2007              2,601                           $6.25
       12/14/2007              4,171                           $6.25
       12/18/2007                200                           $5.02
       12/18/2007              3,006                           $5.03
       12/20/2007             10,000                           $4.75

       During the past 60 days, J.R. Smail purchased 65,000 Shares in open market transactions as set forth below:

                                                     Approximate Per Share Price
          Date            Number of Shares            (Excluding Commissions)
          ----            ----------------            -----------------------
       12/17/2007             65,000                           $6.25

       (d) Not applicable.

       (e) Not applicable.

CUSIP No. 677399107                                           Page 7 of 8 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Not applicable.

Item 7.        Material to be Filed as Exhibits.

       7.1     Joint Filing Agreement

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 3, 2008



                                          /s/ James R. Smail
                                          --------------------------------------

                                          JAMES R. SMAIL, individually


                                          J.R. SMAIL, INC.

                                          /s/ James R. Smail
                                          --------------------------------------
                                          By: James R. Smail, Chairman












                                Page 8 of 8 Pages

                                   SCHEDULE A


            NON-REPORTING OFFICERS AND DIRECTORS OF J.R. SMAIL, INC.


1.   Name:                             Mark A. Sparr - President and Director
     Citizenship:                      United States of America
     Business Address:                 2285 Eagle Pass, Wooster, Ohio 44691
     Principal Occupation:             President of J.R. Smail, Inc., an oil and gas production company located at 2285
                                       Eagle Pass, Wooster, Ohio 44691
     Shares Owned:                     100 Shares, less than 1%, sole voting and dispositive power
     Shares Purchased or Sold
     Last 60 Days:                     0 Shares

2.   Name:                             Kirt Keener - Chief Financial Officer, Treasurer and Secretary
     Citizenship:                      United States of America
     Business Address:                 2285 Eagle Pass, Wooster, Ohio 44691
     Principal Occupation:             Chief Financial Officer, Treasurer and Secretary of J.R. Smail, Inc., an oil and
                                       gas production company located at 2285 Eagle Pass, Wooster, Ohio 44691
     Shares Owned:                     200 Shares, less than 1%, sole voting and dispositive power
     Shares Purchased or Sold
     Last 60 Days:                     200 Shares purchased on 12/18/07 for the aggregate purchase price of approximately
                                       $987, or $4.935 per share
     Source of Funds:                  Personal funds

                                  EXHIBIT INDEX


Exhibit Number    Description
--------------    -----------

       7.1        Joint Filing Agreement